

Mail Stop 3628

August 22, 2008

Via Facsimile and U.S. Mail

Paul Derenthal, Esq.
Derenthal & Dannhauser LLP
1999 Harrison Street, 26th Floor
Oakland, CA 94612

>   **Re: BellaVista Capital, Inc.**
>   **Schedule TO-I**
>   **Filed August 15, 2008**
>   **File No. 005-80316**

Dear Mr. Derenthal:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

Offer to Purchase

When will the Company pay for the shares I tender, page 6

1. We note that in the event of proration, you do not expect to be able to commence payment until approximately 10 business days after the expiration date. Please tell us how this payment schedule complies with the requirement to pay promptly after the termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c). Refer also to Section II.D. of Exchange Act Release 43069 (July 24, 2000).

Source and Amount of Funds, page 24

2. We note that you state the company holds "liquid capital" in the amount necessary to purchase shares tendered in the tender offer. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation M-A.

Incorporation by Reference, page 28

3. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Certain Information Concerning the Company, page 25

4. Please update the information for the most recent quarter ended June 30, 2008. Please also disseminate this updated information.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Michele Anderson, Chief, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions